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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Phase Forward Incorporated
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
71721R406
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

Schedule 13G

Item 1(a).	Name of Issuer: Phase Forward Incorporated

Item 1(b).	Address of Issuer’s Principal Executive Offices:
880 Winter Street, Waltham, MA 02451

Item 2(a).	Name of Person Filing:
Atlas Venture Fund V, L.P. (“Atlas V”), Atlas Venture Parallel Fund V-A, C.V. (“Atlas V-A”), Atlas Venture Entrepreneurs’ Fund V, L.P. (“AVE V” and together with Atlas V and Atlas V-A, the “Atlas V Funds”), Atlas Venture Fund III, L.P. (“Atlas III”), Atlas Venture Entrepreneurs’ Fund III, L.P. (“AVE III” and together with Atlas III, the “Atlas III Funds”), Atlas Venture Associates V, L.P. (“AVA V LP”), Atlas Venture Associates III, L.P. (“AVA III LP”), Atlas Venture Associates V, Inc. (“AVA V Inc.”), Atlas Venture Associates III, Inc. (“AVA III Inc.”), Axel Bichara (“Bichara”), Jean-Francois Formela (“Formela”) and Christopher Spray (“Spray”). Atlas V, Atlas V-A, AVE V, Atlas III and AVE III are referred to individually herein as a “Fund” and collectively as the “Funds”. The persons and entities named in this Item 2(a) are referred to individually herein as a “Filing Person” and collectively as the “Filing Persons”.

AVA V Inc. is the sole general partner of AVA V LP. AVA V LP is the sole general partner of the Atlas V Funds. Messrs. Bichara, Formela and Spray are directors of AVA V Inc.

AVA III Inc. is the sole general partner of AVA III LP. AVA III LP is the sole general partner of the Atlas III Funds. Messrs. Bichara, Formela and Spray are directors of AVA III Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business office of each of the Filing Persons is:
890 Winter Street, Suite 320
Waltham, MA 02451

Item 2(c).	Citizenship: Atlas V, AVE V, Atlas III, AVE III, AVA V LP and AVA III LP is each a limited partnership formed under the laws of the state of Delaware. AVA V Inc. and AVA III Inc. is each a corporation formed under the laws of the state of Delaware. Atlas V-A is a limited partnership formed under the laws of The Netherlands. Mr. Bichara is a citizen of Germany. Mr. Formela is a citizen of France. Mr. Spray is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities: Common Stock, $.01 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number: 71721R406

Page 2 of 5 pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.

Item 4.	Ownership.
Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class.
Each Filing Person has ceased to own beneficially more than 5% of the outstanding Common Stock of Phase Forward Incorporated.
All other items reported on the Schedule 13G dated as of February 8, 2006 and filed on behalf of the Filing Persons with respect to the Common Stock of Phase Forward Incorporated remain unchanged.

Page 3 of 5 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2007

*

Axel Bichara

*

Jean-Francois Formela

*

Christopher Spray

Atlas Venture Fund V, L.P.
Atlas Venture Entrepreneurs’ Fund V, L.P.
Atlas Venture Parallel Fund V-A, C.V.
By:	Atlas Venture Associates V, L.P.
their general partner
By:	Atlas Venture Associates V, Inc.
its general partner

By:	*

Name:	Jeanne Larkin Henry
Title:	Vice-President

Atlas Venture Associates V, L.P.
By:	Atlas Venture Associates V, Inc.
its general partner

By:	*

Name:	Jeanne Larkin Henry
Title:	Vice-President

Atlas Venture Associates V, Inc.

By:	*

Name:	Jeanne Larkin Henry
Title:	Vice-President

Page 4 of 5 pages

Atlas Venture Fund III, L.P.
Atlas Venture Entrepreneurs’ Fund III, L.P.
By:	Atlas Venture Associates III, L.P.
their general partner
By:	Atlas Venture Associates III, Inc.
its general partner

By:	*

Name:	Jeanne Larkin Henry
Title:	Vice-President

Atlas Venture Associates III, L.P.
By:	Atlas Venture Associates III, Inc.
its general partner

By:	*

Name:	Jeanne Larkin Henry
Title:	Vice-President

Atlas Venture Associates III, Inc.

By:	*

Name:	Jeanne Larkin Henry
Title:	Vice-President

* By:	/s/ Jeanne Larkin Henry
By Jeanne Larkin Henry in her
individual capacity and as
Attorney-in-Fact

Page 5 of 5 pages

Exhibit 1
AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, each of the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Phase Forward Incorporated. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Dated: February 12, 2007

*

Axel Bichara

*

Jean-Francois Formela

*

Christopher Spray

Atlas Venture Fund V, L.P.
Atlas Venture Entrepreneurs’ Fund V, L.P.
Atlas Venture Parallel Fund V-A, C.V.
By:	Atlas Venture Associates V, L.P.
their general partner
By:	Atlas Venture Associates V, Inc.
its general partner

By:	*

Name:	Jeanne Larkin Henry
Title:	Vice-President

Atlas Venture Associates V, L.P.
By:	Atlas Venture Associates V, Inc.
its general partner

By:	*

Name:	Jeanne Larkin Henry
Title:	Vice-President

Atlas Venture Associates V, Inc.

By:	*

Name:	Jeanne Larkin Henry
Title:	Vice-President

Atlas Venture Fund III, L.P.
Atlas Venture Entrepreneurs’ Fund III, L.P.
By:	Atlas Venture Associates III, L.P.
their general partner
By:	Atlas Venture Associates III, Inc.
its general partner

By:	*

Name:	Jeanne Larkin Henry
Title:	Vice-President

Atlas Venture Associates III, L.P.
By:	Atlas Venture Associates III, Inc.
its general partner

By:	*

Name:	Jeanne Larkin Henry
Title:	Vice-President

Atlas Venture Associates III, Inc.

By:	*

Name:	Jeanne Larkin Henry
Title:	Vice-President

* By:	/s/ Jeanne Larkin Henry
By Jeanne Larkin Henry in her
individual capacity and as
Attorney-in-Fact

Exhibit 2
POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each and any of Christopher J. Spray and Jeanne Larkin Henry his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself individually or on behalf of each or any of Atlas Venture Fund II, L.P., Atlas Venture Associates II, L.P., Atlas Venture Fund III, L.P., Atlas Venture Entrepreneurs’ Fund III, L.P., Atlas Venture Associates III, L.P., Atlas Venture Associates III, Inc., Atlas Venture Fund IV, L.P., Atlas Venture Entrepreneurs’ Fund IV, L.P., Atlas Venture Parallel Fund IV-A, C.V., Atlas Venture Parallel Fund IV-B, C.V., Atlas Venture Associates IV, L.P., Atlas Venture Associates IV, Inc., Atlas Venture Fund V, L.P., Atlas Venture Entrepreneurs’ Fund V, L.P., Atlas Venture Parallel Fund V-A, C.V., Atlas Venture Parallel Fund V-B, C.V., Atlas Venture Associates V, L.P., Atlas Venture Associates V, Inc., Atlas Venture Fund VI, L.P., Atlas Venture Entrepreneurs’ Fund VI, L.P., Atlas Venture Fund VI GmbH & Co. KG, Atlas Venture Associates VI, L.P. and Atlas Venture Associates VI, Inc. pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
          IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of February, 2005.

/s/ Axel Bichara
Axel Bichara

/s/ Jean-Francois Formela
Jean-Francois Formela

/s/ Christopher Spray
Christopher Spray